UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2018

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez
Name:	Ana Graciela de Méndez
Title:	CFO

BLADEX AND BANCOMEXT SIGN MASTER GUARANTY AGREEMENT

TO SUPPORT INTRA-REGIONAL TRADE

Panama City, Republic of Panama, June 14, 2018 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or “the Bank”) today announced the signing of its participation in the Trade Guaranties Program of Banco Nacional de Comercio Exterior (or "Bancomext Program" or “Program”), to foster Mexico’s commercial activity and enhance its integration with the rest of the Latin-American and Caribbean Region.

The guaranties under the Bancomext Program are applicable to the import and export of Mexican goods and services, as well as to the execution of projects supporting both, the cross border expansion of Mexican companies, and foreign direct investment towards Mexico. Bladex, through its participation in the Program, contributes to the regional economic integration and boosts the trade flows dynamics across the Region.

The Program aims to cover financing transactions mainly in the consumer, intermediate and capital goods sectors, transportation equipment, and project finance.

Bancomext is a Mexican development bank and export credit agency, founded in 1937 to promote and finance exports of goods and services.

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

For further information on Bladex, please access its website at www.bladex.com or contact:

Monica Cosulich – VP, Finance and Investor Relations

E-mail address: ir@bladex.com. Tel.: +(507) 210-8563

Head Office Address: Torre V, Business Park, Avenida La Rotonda, Urb. Cosa del Este,

Panama, Republic of Panama